United States securities and exchange commission logo





                             April 20, 2021

       Evgenii Pak
       President
       Cyber App Solutions Corp.
       485-3, Apt. 201 Yeonsu-dong
       Yeonsu-gu, Incheon, South Korea 21912

                                                        Re: Cyber App Solutions
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 25,
2021
                                                            File No. 333-254676

       Dear Mr. Pak:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Cover Page, page 3

   1. Given that you have no revenues, nominal assets, and operations limited to organizing activities, it appears
that you are a shell company, as defined by Rule 405 of Regulation
                                                        C. Please prominently
disclose that you are a shell company on your prospectus cover page and revise your
disclosure in your prospectus accordingly. We note, for example, that you reference
resales of restricted common stock by your shareholder through Rule
                                                        144 on page 26. Please
note as a shell company, your shareholder is prohibited to rely on the Rule 144(i)
exemption to sell his restricted shares.
   2. On pages 3 and 7 of your prospectus, you refer to the duration of your offering as being both 180 and 270 days.
Please revise to clarify the correct duration period of your offering.
 Evgenii Pak
FirstName
Cyber App LastNameEvgenii
             Solutions Corp. Pak
Comapany
April       NameCyber App Solutions Corp.
       20, 2021
April 220, 2021 Page 2
Page
FirstName LastName
Risk Factors, page 8

3. Please add a risk factor that addresses the substantial dilution that investors will incur when they purchase your shares of common stock.
4. Please add a risk factor that addresses that you currently do have any mobile apps in development and have uncertain plans for monetization and the monetization plans may vary greatly upon the mobile apps that are eventually chosen to be developed. Further, please clarify if there is a risk that Mr. Pak's outside software development activities may limit the types of mobile apps that you may develop.
5. Please clarify if you are intending to voluntarily register your common stock under
         Section 12(g) of the Exchange Act by filing a Form 8-A. Please also clarify your future reporting obligations. For example, if you do not intend to register your common stock under Section 12(g), you may not be required to file information or proxy statements, beneficial ownership reports, or be subject to the short-swing profits or tender offer rules under Sections 14 and 16 of the Exchange Act.
Description of Business, page 20

6. Please provide more details of the types or categories of mobile applications that you are exploring in developing should you raise sufficient capital. Please estimate the costs and time necessary to bring such mobile applications to market.
General

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Evgenii Pak
Cyber App Solutions Corp.
April 20, 2021
Page 3

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or
Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameEvgenii Pak                             Sincerely,
Comapany NameCyber App Solutions Corp.
                                                          Division of
Corporation Finance
April 20, 2021 Page 3                                     Office of Technology
FirstName LastName